Exhibit 21.1

SUBSIDIARIES OF QUANTENNA COMMUNICATIONS, INC.

Name of Subsidiary	Jurisdiction of Organization

Quantenna Communications Australia Pty Ltd	Australia

Quantenna Communications (Wuxi) Co., Ltd.	People’s Republic of China

Quantenna Communications (Shanghai) Co., Ltd.	People’s Republic of China

Quantenna Communications, L.L.C.	Russia

Quantenna Communications International Pte Ltd	Singapore

Quantenna Communications Spain S.L.	Spain

Quantenna France SARL	France

Quantenna Communications B.V.	Netherlands

Quantenna C.V.	Netherlands